Filed Pursuant to Rule 433 under the Securities Act of 1933

Free Writing Prospectus dated February 19, 2025

Relating to Prospectus dated February 19, 2025

Registration No. 333-285050

Fiverr’s Freelancer Equity Program Terms

Fiverr’s Freelancer Equity Program is designed to reward certain high-performing Fiverr freelancers by granting ordinary shares of Fiverr to eligible freelancers based on the freelancer’s annual earnings growth on Fiverr. This initiative aims to recognize and incentivize exceptional freelancers who demonstrate consistent growth and success on the platform.

Eligibility Criteria

In order to participate in Fiverr’s Freelancer Equity Program, freelancers need to meet the following criteria:

●	Geographic scope: Currently open only to individual freelancers who are defined as a U.S. person by the U.S. tax authorities.
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Pro or Top Rated Status: Must be either a Pro freelancer or a Top Rated Seller (TRS) for a consecutive period of at least one year and throughout the entire Measurement Period (as defined below). In case a freelancer will lose his or her Pro or TRS status, such freelancer will be withdrawn from Fiverr’s Freelancer Equity Program.

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Earnings threshold: Freelancers must meet one of the following earning thresholds to be eligible for Fiverr’s Freelancer Equity Program: (a) earn at least $30,000 on Fiverr in annual earnings in 2024 and demonstrate at least a 10% year-over-year growth in earnings compared to the previous year (2023 vs. 2024), or (b) earn at least $100,000 on Fiverr in annual earnings in 2024.

Program Terms

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Grant Value: Eligible freelancers will be issued $10,000 worth of Fiverr ordinary shares over four years, distributed as $2,500 worth of shares annually, subject to meeting the annual eligibility criteria.

●	Share Units Calculation: The number of shares granted each year will be determined based on Fiverr’s fair market value per share on the last known trading day before the grant date.
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Continuing Annual Eligibility: Freelancers must achieve a minimum of $30,000 in annual earnings and at least a 10% annual earnings growth compared to the previous year, in order to qualify for the $2,500 share allocation each year.

Measurement and Grant Schedule

●	Measurement Period: January 1 - December 31 of the qualifying year.
●	Grant Date: During the first quarter following the Measurement Period, contingent upon meeting all eligibility criteria.
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Earnings Definition: Earnings include payments from completed orders and hourly contracts that have completed their clearance periods and any compensation handled by customer support during the Measurement Period, and excludes payments from canceled orders, payments being cleared and payments for active orders.

Continuity and Conditions

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If a freelancer fails to meet the annual eligibility criteria for a specific year out of the four, they will not receive a share grant for that year. However, the freelancer may be eligible for a grant in a future year out of the remaining years of the program if their earnings in such a year will be at least $30,000 and reflect a 10% increase compared to the previous year.

●	In no event will a freelancer earn more than ordinary shares worth $2,500 per year or more than ordinary shares worth $10,000 in total.
●	Freelancers must complete the following actions within 30 days of the invitation to participate in Fiverr’s Freelancer Equity Program:
○	Fill in an application form.
○	Complete ID verification.
○	Accept Fiverr’s Freelancer Equity Program terms.

General Terms

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Fiverr will not be liable for the value of the granted shares, nor for any tax or other liability derived from participating in the program or receiving, transferring or selling the shares. The freelancer shall be solely responsible for any tax liability.

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Freelancers who received a warning or were restricted or blocked by Fiverr for violation of Fiverr’s Terms of Service, or deactivated their account per their discretion will be immediately withdrawn from the Freelancer Equity Program and will not be entitled to any share issuance.

●	Freelancers may participate in only one Freelancer Equity Program at a time.
●	Fiverr employees may not participate in Fiverr’s Freelancer Equity Program.

Legal Disclaimer

Participation in Fiverr’s Freelancer Equity Program is subject to eligibility in accordance with the terms of the program. Fiverr reserves the right to cancel, amend or terminate the program at any time without prior notice. The program and each issuance of Fiverr’s shares are subject to applicable laws, including applicable U.S. securities laws.

Fiverr has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you enroll in the Fiverr Freelancer Equity Program, you should read the prospectus in that registration statement and other documents we filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Fiverr will send you the prospectus if you request it by emailing: equity.program.prospectus@fiverr.com.